SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                      Flemington Pharmaceutical Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    339280109
                                    ---------
                                 (CUSIP Number)

                           Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  March 4, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

Check the following box if a fee is being paid with this Statement:


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CUSIP NO. 339280109 6             SCHEDULE 13D                   Page  of  Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Items 3 below)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        13,333,333
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               13,333,333
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,333,333
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      63.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1. Security and Issuer.

(a)   Common Stock, $.001 par value ("Shares")

      31 State Highway 12
      Flemington, New Jersey 08822
      Phone: (908) 782-3431
      Fax: (908) 782-2445

Item 2. Identity and Background.

Names of Persons Filing:

(a) This statement is filed on behalf of Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" or, the "Reporting Party").

(b) Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

(c)   Dr. Rosenwald is an investment banker, venture capitalist, fund manager.

(d) Dr. Rosenwald has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Dr. Rosenwald has not been, during the five years prior to the date hereof, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(g)   Dr. Rosenwald is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Common Stock and Warrant Purchase Agreement entered into among the Issuer and the Dr. Rosenwald on December 12, 2001 (the "Purchase Agreement"), for aggregate proceeds of $3,000,000 Dr. Rosenwald purchased (a) 4,000,000 shares of Common Stock of the Issuer and (b) warrants to purchase 4,000,000 shares of Common Stock of the Issuer at an exercise price equal to $0.75 per share. On March 4, 2002, Dr. Rosenwald, through Biomedical Investment Group, LLC, exercised an option to purchase an additional to 2,666,666 shares of Common Stock and Warrants to purchase an additional 2,666,666 shares on the same terms and conditions set forth in the Purchase Agreement for aggregate gross proceeds equal to $2,000,000.

Item 4. Purpose of Transaction.


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

The Reporting Party has acquired shares of Common Stock of the Issuer as an investment in the Issuer. Pursuant to the Purchase Agreement, until such time as Dr. Rosenwald holds less than five percent of the Issuer's outstanding Common Stock, Dr. Rosenwald has the right to appoint one director to serve on the board of directors of the Issuer. The Reporting Party may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. The Reporting Party has the right to appoint a member to the Board of Directors and to appoint one observer to attend all meetings of the Board of Directors.

Except as indicated in this Schedule 13D, the Reporting Party currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of March 14, 2002, Dr. Rosenwald, through acquisition of the securities pursuant to the Purchase Agreement, may be deemed to beneficially own 6,666,667 shares of Common Stock and warrants to purchase 6,666,667 shares of Common Stock or 63.3% of the Issuer's securities.

(b) Dr. Rosenwald has the power to vote or to direct the vote, to dispose or to direct the disposition of those described in Item 5(a) above.

(c) The following purchases were made by the Reporting Person in the past sixty (60) days: See Item 4.

      Other than as set forth herein the Reporting Party has not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except as indicated in this filing and exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other party or parties, with respect to any securities of the Issuer.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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


Dated:   March 14, 2002
         New York, NY                  By /s/ Lindsay A. Rosenwald, M.D.
                                          ------------------------------
                                          Lindsay A. Rosenwald, M.D.


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